FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                          Report on Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16
                   of the Securities Exchange Act of 1934

                               April 25, 2001


                        VOCALTEC COMMUNICATIONS LTD.
                       ------------------------------
              (Translation of Registrant's Name into English)

                              2 Maskit Street
                           Herzliya 46733, Israel
                          ------------------------
                  (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                Form 20-F    X       Form 40-F
                                           -----                -----

Indicate by check mark, whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                      Yes            No    X
                                           -----         -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                               ---

         Attached hereto and incorporated by reference herein is the Registrant's press release with respect to its first quarter 2001 earnings issued on April 24, 2001.

                THE INFORMATION IN THIS FORM 6-K OF VOCALTEC
            COMMUNICATIONS LTD. (THE "COMPANY") IS INCORPORATED
               BY REFERENCE INTO THE FORM F-3 OF THE COMPANY,
                REGISTRATION NUMBER 333-8764, FILED WITH THE
            SECURITIES AND EXCHANGE COMMISSION ON MAY 13, 1998.



                                 SIGNATURE

               Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            VOCALTEC COMMUNICATIONS LTD.
                                            (Registrant)


                                            By:  /s/ Hugo Goldman
                                                ------------------------------
                                                Name:  Hugo Goldman
                                                Title: Chief Financial Officer



Dated: April 25, 2001







                  VOCALTEC ANNOUNCES FIRST QUARTER RESULTS
 Management Implements Cost Reduction Program and Reiterates Determination
                 to Reach Operating Breakeven by Year-end


HERZLIA, ISRAEL -- April 24, 2001 -- VocalTec Communications Ltd.
(VocalTec) (NASDAQ: VOCL) announced today financial results for the first quarter ended March 31, 2001.

Revenues for the first quarter of 2001 were $11.2 million, representing a decrease of 9% from $12.3 million in the fourth quarter of 2000, and an increase of 34% over $8.3 million in the first quarter of 2000. The Company reported a net loss of $6.7 million, or $0.55 per share, compared to a net loss for the year-ago period of $6.1 million, or $0.51 per share, excluding an after tax gain of $48.7 million, or $3.55 per basic and $3.04 per diluted share resulting from the sale of ITXC Corp. shares.

"Demand for our products in Q1 was actually better than our reported results would indicate," said Ira Palti, President of the core VocalTec business unit. "While we did experience cautious ordering patterns from some of our existing customers, particularly in the U.S., the shortfall was partially attributable to deals slipping into Q2 for various reasons. In a few cases, the delays were credit-related as we are being extremely cautious in this area."

VocalTec indicated that sales to the Asia Pacific region increased substantially over last quarter with both repeat business and new customers. Europe remained an important contributor with good demand, while the market in North America continued to soften.

Looking forward, the Company indicated that lead times are very short, visibility is extremely low, and it is difficult to assess how long these conditions are likely to persist. Nevertheless, management is determined to define and implement a path to profitability. Therefore, the company has undertaken cost reduction measures that will result in a restructuring charge in the second quarter of approximately $1.7 million to $2.2 million.

The restructuring includes a headcount reduction of 63 people, or 16% of the total workforce. The headcount reduction has been completed and will account for approximately $800,000 to $1 million of the second quarter restructuring charge. Implementation of non-labor related cost reduction will account for $200,000 to $300,000 of the charge, and the balance will be comprised of an inventory write-off of between $700,000 and $900,000.

"After the tremendous effort from everyone at VocalTec to achieve our successful turnaround in 2000, it is particularly difficult to take these measures, but we must be extremely focused and allocate our resources with great care during a challenging period such as this," said Elon Ganor, Chairman and Chief Executive Officer of VocalTec. "We are gratified to see the high degree of customer loyalty as evidence by the significant amount of repeat business we are experiencing. We have just introduced new products and solutions in our area of core competency, the international and long distance market, which we believe will enjoy immediate demand even in current market conditions. With outstanding technology, great depth of experience in VoIP deployments, and a team of extraordinarily capable and dedicated people, we are determined to emerge from this period with a business that is more valuable than ever."

The Company also indicated that, in recognition of the importance of retaining and motivating VocalTec's employees, it will offer an options exchange program which offers employees the opportunity to elect to return options previously granted in exchange for new options equal to 80% of the canceled options. The exercise price for the new options would be equal to the market value at time of the new grant, which will be at least six months and one day after the cancellation of the previous options.


About VocalTec

VocalTec Communications Ltd. (NASDAQ: VOCL) is a world leader in providing software-driven solutions for the deployment of next-generation, IP-based international and long-distance telephony platforms and related services. Racking up more years of Voice Over Internet Protocol (VOIP) experience than anyone else in the industry - with carriers such as Verizon, Deutsche Telekom, Global One, Marconi, ITXC and the China Telecom PTAs - we are renowned for our highly intelligent routing and enhanced services. Designed to deliver Softswitch functionality as it evolves, our gatekeeper is commercially deployed in over 100 countries, supporting H.323 today, and SIP and MGCP during the course of 2001. Our services include international and long-distance calling, voice-VPN, calling card, clearinghouse and voice-enhanced e-commerce.

Voice-enhanced e-commerce solutions are supported by our Surf&Call business unit. These services are deployed in large, multi-national carriers and are used by hundreds of call centers and millions of end-users. We also enable carriers to provide a personal communications exchange to their customers through VocalTec subsidiary TrulyGlobal Inc. We are a founder of ITXC Corp. (NASDAQ: ITXC), the leading provider of worldwide Internet voice services, established in 1997. VocalTec currently holds 4.78 million shares of ITXC. Visit us at www.vocaltec.com
            ----------------

NOTE: VocalTec, VocalTec Surf&Call and TrulyGlobal are trademarks or registered trademarks of VocalTec Communications Ltd. Other trademarks are the property of their respective holders.

Certain statements contained in this release may contain forward-looking information with respect to plans, projections, objectives, potential investments or the future performance of VocalTec Communications or any of its subsidiaries or businesses, the occurrence of which involves certain risks and uncertainties, including, but not limited to, growth of the VOIP market, product and market acceptance risks, the impact of competitive pricing, outcome of discussions relating to investments, competitive products, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission.



                        VOCALTEC COMMUNICATIONS LTD.
                     CONSOLIDATED RESULTS OF OPERATIONS
   All data in thousands of U.S. dollars except per-share and share data

                                              Three months ended
                                                   March 31
                                            --------------------------
                                             2001             2000
                                            ------------ ----------------

Net Sales                                        11,185            8,326
Cost of Sales                                     3,867            2,602
                                            ------------ ----------------
       Gross Profit                               7,318            5,724
                                            ------------ ----------------

Operating Expenses:

  Research & Development, net                     3,755            2,965
  Marketing & Selling                             8,579            7,105
  General & Administrative                        2,380            2,037
                                            ------------ ----------------
      Total Operating Expenses                   14,714           12,107
                                            ------------ ----------------

       Operating loss                           (7,396)          (6,383)
Other income (expenses), net                          -           57,744
Financing income, net                               690              238
                                            ------------ ----------------

      Income (loss) before income taxes         (6,706)           51,599
Income taxes                                          -            9,013
                                            ------------ ----------------
     Net income (loss)                          (6,706)           42,586
                                            ============ ================

Net income (loss) per ordinary share:
   Basic                                         (0.55)             3.55
                                            ============ ================
   Diluted                                       (0.55)             3.04
                                            ============ ================

Weighted average number of ordinary
shares used in computing per share
amounts:
   Basic                                         12,127           11,985
                                            ============ ================
   Diluted                                       12,127           14,013
                                            ============ ================



                        VOCALTEC COMMUNICATIONS LTD.
                 RESULTS OF OPERATIONS- SEGMENT INFORMATION
                       (In thousands of U.S. dollars)



                                                                Surf&Call
                                             IP Telephony    Network Services    TrulyGlobal         Total
                                           ----------------- ----------------- ---------------- -----------------


Three months ended March 31, 2001
   Net Sales                                   10,124            1,035                26            11,185
   Operating Loss                              (3,644)          (1,444)           (2,308)           (7,396)




                         CONSOLIDATED BALANCE SHEET
                       (In thousands of U.S. dollars)


                                                    March 31       December 31
                                                      2001             2000
                                                   -----------     -----------


Current Assets
  Cash and cash equivalents                           8,877          17,473
  Short term investments                             29,887          31,673
  Trade receivables, net                              7,901           8,372
  Other receivables                                   3,905           3,879
  Inventories                                         4,993           5,424
                                                  ----------   -------------
       Total Current Assets                          55,563          66,821
                                                  ----------   -------------

Investments and Long Term Deposits
  Investments in companies                           15,823          14,620
  Bank deposits                                           -           1,000
Deposit with insurance companies                      1,665           1,636
                                                  ----------   -------------
                                                     17,488          17,256
                                                  ----------   -------------

Equipment, Net                                        8,845           8,890
                                                  ----------   -------------

Total Assets                                         81,896          92,967
                                                  ==========   =============





                    Consolidated Balance Sheet Continued
                      (In thousands of U.S. dollars)


                                                    March 31       December 31
                                                      2001             2000
                                                   -----------     -----------


Current Liabilities

  Accounts payable and accrued expenses              16,327          21,516
  Income taxes payable                                2,632           2,632
                                                   -----------     -----------
        Total current liabilities                    18,959          24,148
                                                   -----------     -----------

Long Term Liabilities
   Deferred income taxes                              4,551           4,356
   Accrued severance pay                              2,412           2,093
                                                   -----------     -----------
                                                      6,963           6,449
                                                   -----------     -----------

       Total Liabilities                             25,922          30,597
                                                   -----------     -----------

Shareholders' Equity
   Share capital
    Ordinary shares of NIS 0.01 par value:
    Authorized - 30,000,000 shares;
    Issued and outstanding - 12,127,058
    shares as of March 31, 2001
    and 12,127,058 as of December 31, 2000               36              36
Additional paid-in capital                           97,015          97,015
Deferred share-based compensation                       (77)            (97)
Accumulated other comprehensive income                6,825           6,535
Accumulated deficit                                 (47,825)        (41,119)
                                                    -----------     ----------
        Total Shareholders' Equity                   55,974          62,370
                                                    -----------     ----------

                                                     81,896          92,967
                                                    ===========     ==========


For more information contact:

Carmen Deville
Investor Relations Manager
VocalTec Communications
Tel: 201-228-7000 x 6208
ir@vocaltec.com

Adam Schwartz
Vorhaus & Company Inc.
Public Relations for VocalTec
Tel: 212-554-7448
aschwartz@vorhaus.com